Information Circular

for the

Annual General Meeting

of

SILVER STANDARD RESOURCES INC.

to be held on

Friday, May 15, 2009

INFORMATION CIRCULAR

SILVER STANDARD RESOURCES INC.
Suite 1180 - 999 West Hastings Street
Vancouver, British Columbia  V6C 2W2
Website:  http://www.silverstandard.com

(all information as at April 9, 2009 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Friday, May 15, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting such other person’s name in the blank space provided in the Proxy or by completing another Proxy.  A Proxy will not be valid unless the completed, dated and signed Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada  M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorised in writing or, if the shareholder is a corporation, by a duly authorised officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada  V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorisation form”) which the Intermediary must follow.  Typically, the proxy authorisation form will consist of a one page preprinted form.  Sometimes, instead of the one page pre-printed form, the proxy authorisation form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorisation form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorisation form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorised capital consists of an unlimited number of common shares without par value.  As at the date hereof, the Company has issued and outstanding 68,608,760 fully paid and non-assessable common shares, each share carrying the right to one vote.  The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 9, 2009 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Royce & Associates, LLC	9,544,300	13.91%

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at eight for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia)(“Business Corporations Act”).

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2009, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the shareholder’s meeting.  The Corporate Governance and Nominating Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by members of such Committee.  The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position(s) with the Company and Place of Residence(1)	Principal Occupation(1) and Business Experience within the last Five Years	Date Served as a Director Since	Ownership or Control Over Voting Shares Held(2)
A.E. Michael Anglin(3)(6) Director California, USA
Corporate Director.  Mr. Anglin retired in 2008 from BHP, where he last held the position of Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile.  Mr. Anglin was employed by BHP for 22 years.
		August 7, 2008	Nil
John R. Brodie, FCA(3)(4) Director British Columbia, Canada
President of John R. Brodie Capital Inc., a private management corporation, since 2003.  From 1975 to 2003, Mr. Brodie was a partner with KPMG, an accounting firm. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Western Canadian Coal Corp., Pacific Safety Products and Cross Lake Minerals Ltd.
		January 10, 2006	Nil
Richard C. Campbell, MBE(5)(6) Director British Columbia, Canada	Corporate Director. Mr. Campbell retired in 2001 from BP Alaska, where he last held the position of President. Mr. Campbell was employed by BP for 32 years.	August 7, 2008	2,000
R.E. Gordon Davis(4)(5) Director British Columbia, Canada	Corporate Director. Mr. Davis is also a director, Chairman and CEO of Canplats Resources Corporation, a mineral resource exploration company and a director of Pacific Ridge Exploration Ltd.	February 1, 1996	10,000
David L. Johnston(5)(6) Director British Columbia, Canada	Corporate Director. Mr. Johnston is also a director of Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.	May 17, 2000	2,000
Richard D. Paterson(3)(4) Director California, USA	Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts since 1998.	August 7, 2008	Nil
Robert A. Quartermain President, CEO and Director British Columbia, Canada	President and Chief Executive Officer of the Company.	January 1, 1985	300,000
Peter W. Tomsett Director British Columbia, Canada
Non-Executive Chairman of the Board of the Company.  From September 2004 to January 2006, CEO of Placer Dome Inc.  From 1986 to 2004, Mr. Tomsett held various positions with Placer Dome Inc. culminating in his appointment as Executive Vice President for Placer Dome Asia Pacific and Placer Dome Africa.  Mr. Tomsett is also the Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.
		November 7, 2006	Nil

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is provided as at April 9, 2009.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Corporate Governance and Nominating Committee.
(6)	Denotes member of Safety and Sustainability Committee.

To the best of management’s knowledge, except for John R. Brodie, FCA, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On October 14, 2008, Cross Lake Minerals Ltd. (“Cross Lake”), a company of which Mr. Brodie is a director, was the subject of a insolvency proceeding under the Companies Creditors’ Arrangement Act (Canada)(“CCAA”).  Mr. Brodie was appointed a director on October 24, 2008, after the proceeding had been commenced, to assist with the re-organization of Cross Lake because of his experience and expertise in corporate restructurings.  As part of the re-organization, Cross Lake will present a proposal together with a Plan of Compromise or Arrangement, to the creditors for their vote, pursuant to the CCAA, after which Cross Lake will make an assignment in bankruptcy followed immediately by a proposal under the Bankruptcy and Insolvency Act (Canada).  Upon the proposal being accepted by the creditors of Cross Lake, the bankruptcy will be immediately annulled.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)        the Company’s chief executive officer (“CEO”);

(b)        the Company’s chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2008, the end of the most recently completed financial year of the Company, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award and a long-term incentive award.  Since October 2006, we have been transitioning from a mineral exploration company to a metals producer.  Our compensation program has developed over time to attract and retain individuals that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  As we have not had revenue, our compensation program was developed for a company without revenue and as such provides us with maximum flexibility in determining executive compensation as described below.  In general terms, our compensation program is intended to operate in an integrated manner to meet our objectives for the program and decisions about each element of the compensation program are made with a view to the other elements of the program.  For example, where warranted, in circumstances where we consider it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we may increase long term incentives through stock option awards over prior years to ensure that the recruitment, retention and reward objectives of the compensation program continue to be met.

In anticipation of achieving producer status in 2009, we have retained a compensation consultant to assist us in designing a cohesive compensation program that is commensurate with our producer status.  We anticipate that this plan will be comprised of the same three elements; however, we expect that it will provide for the setting of objective and subjective performance goals aligned to achieve our short and long term objectives.  We have described below how we expect this proposed compensation program will impact our compensation awards.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  During the last several years competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place, which has generally resulted in the upward adjustment of the base salaries of our existing Named Executive Officers.  Base salary levels for each year are determined in December of the preceding year and are used to retain Named Executive Officers that contribute through the year to our growth and our transition to a producer.  For 2008, Named Executive Officers, base salaries were established by our Compensation Committee, in consultation with our CEO, based on discussion without formal objectives, criteria or analysis.  For 2009, our Compensation Committee determined not to award any increases in base salary as a result of the global financial crisis, which has, amongst other things, impacted negatively on metal prices.  This decision was based on discussion, in consultation with our CEO, without formal objectives, criteria or analysis.

Going forward, with the assistance, and subject to the advice, of our compensation consultant, our Compensation Committee plans to investigate establishing a peer group of companies, with which to benchmark the base salaries of our Named Executive Officers.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize Named Executive Officers for the following year.  The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO, on a case-by-case basis based on performance, in December of each year.  For 2008, Named Executive Officers’ cash bonuses were awarded by our Compensation Committee for the Named Executive Officers’ contributions, in their respective areas of responsibility, for the continued success of our on-going transition from a mineral exploration company to a metals producer, which was measured by the state of progress of construction at the Pirquitas Project and attainment of capital resources sufficient to fund construction of the Pirquitas Project and exploration to increase silver resources.  The amounts of the cash bonuses were determined by our compensation committee by discussion, in consultation with our CEO, taking into account past short term incentive awards.

For 2009, with the assistance, and subject to the advice, of our compensation consultant, our Compensation Committee anticipates establishing a short term incentive award program that will provide for the setting of objective and subjective performance goals for the company and for each of the Named Executive Officers.  As currently contemplated, the Compensation Committee, through consultation with the CEO, will annually establish corporate performance objectives and performance objectives for the CEO, and the CEO will be responsible for establishing performance objectives for each of the other Named Executive Officers in consultation with the other Named Executive Officers, and approved by the Compensation Committee.

Long Term Incentive Awards

Our long term incentive awards consist of stock options, which are in general awarded in December of each year.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing our Named Executive Officers with an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  In 2008, our Compensation Committee established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, ⅓ of granted options vest one year after the date of grant, ⅓ of granted options vest two years after the date of grant and the remaining ⅓ of granted options vest three years after the date of grant, with options granted for a ten year term, subject to certain conditions.  Previously, options generally vested 50% at the date of grant and 50% after a period of two years and had five year terms.

In 2008, stock options were granted to our Named Executive Officers by our Compensation Committee.  The number of options granted to each Named Executive Officer was determined by the Compensation Committee, in consultation with our CEO through discussion, without formal objectives, criteria or analysis, but taking into account past stock option awards, individual performance, ability to contribute to our long term growth and the need to retain our Named Executive Officers through the global financial crisis.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2003, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

Silver Standard Comparison of 5 Year Total Common Shareholder's Return
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Relative Performanc Index
SSO
S&P/TSX Index
2003
2004
2005
2006
2007
2008

For the financial years ended	2003	2004	2005	2006	2007	2008
Common Shares of Silver Standard Resources Inc.	100.00	99.86	122.77	247.07	248.79	134.23
S&P/TSX Composite Total Return Index	100.00	112.48	137.12	157.02	168.27	109.33

Under our existing compensation program, base salary for each year is determined in December of the preceding year, while short term incentive awards and long-term incentive awards for each year are determined in December of that year.  From 2003 to mid-2007, of our Named Executive Officers, only Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us.  During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph.  Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place.  In December 2007, the base salary for our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat.  For this period, short term incentive awards and long term incentive awards decreased from prior years for Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat.  In December 2008, base salary for our Named Executive Officers was not increased and short term incentive awards were decreased due to the global financial crisis in keeping with the downward trend of the above graph.  In order to retain key employees through the global financial crisis, long term incentive awards were increased over the prior year in contrast to the downward trending graph.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation Committee, in consultation with our CEO, taking into account prior option grants.  Amendments to our stock option plan are proposed by our Compensation Committee in consultation with our executive officers.  Our Compensation Committee then submits the proposed amendments to our board of directors for approval.

As discussed above, we have retained a compensation consultant to assist us in establishing a cohesive compensation program that incorporates base salary, short term incentive awards and long term incentive awards, focused on achieving our corporate objectives.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed financial year.

Name and principal position	Year	Salary(1) ($)	Option-based award(2) ($)	Non-equity incentive plan compensation ($)		All other compensation(3) ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Robert A. Quartermain President and CEO	2008	425,000	1,245,000	100,000	-	10,868	1,780,868
Tom S.Q. Yip Vice President, Finance and CFO	2008	260,000	249,000	25,000	-	11,030	544,000
Joseph J. Ovsenek Senior Vice President, Corporate	2008	275,000	996,000	85,000	-	10,313	1,366,313
George N. Paspalas Senior Vice President, Operations	2008	320,000	996,000	85,000	-	22,203	1,423,203
Kenneth C. McNaughton Vice President, Exploration	2008	200,000	415,000	50,000	-	10,683	675,683

1)
A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement.  The management services agreement was terminated during the year ended December 31, 2008.

2)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 11, 2008 and a grant price of $11.50/share.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

3)
All Other Compensation, for all Named Executive Officers other than George N. Paspalas, is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made by us on their behalf.  For George N. Paspalas, all Other Compensation is comprised of a car allowance and term life insurance payments and RRSP payments made by us on his behalf.

Incentive Plan Awards

Outstanding Share-Based Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2008.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Robert A. Quartermain	100,000 200,000 200,000 400,000 100,000 150,000	14.47 16.73 21.30 35.34 36.14 11.50	Dec. 31, 2009 Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	498,000 544,000 - - - 1,192,500(2)
Tom S.Q. Yip	150,000 50,000 30,000	38.88 36.14 11.50	July 16, 2012 Dec. 18, 2012 Dec. 11, 2018	- - 238,500(2)
Joseph J. Ovsenek	30,000 120,000 120,000 200,000 50,000 120,000	14.47 16.73 21.30 35.34 36.14 11.50	Dec. 31, 2009 Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	149,400 326,400 - - - 954,000(2)
George N. Paspalas	200,000 50,000 120,000	40.62 36.14 11.50	May 3, 2012 Dec. 18, 2012 Dec. 11, 2018	- - 954,000(2)
Kenneth C. McNaughton	75,000 75,000 100,000 30,000 50,000	16.73 21.30 35.34 36.14 11.50	Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	204,000 - - - 397,500(2)

1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.
2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Quartermain	-	N/A	100,000
Tom S.Q. Yip	-	N/A	25,000
Joseph J. Ovsenek	-	N/A	85,000
George N. Paspalas	-	N/A	85,000
Kenneth C. McNaughton	-	N/A	50,000

Termination and Change of Control Benefits

We have entered into employment agreements with each of our Named Executive Officers.  Under the terms of the employment agreements, our Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a change of control.  No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause, other than Robert A. Quartermain who is entitled to a lump sum payment of $125,000.  A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares.  Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment.  The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  Robert A. Quartermain is also entitled to a lump sum payment of $125,000.  The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2008.

Name	Base Salary(1) ($)	Bonus(2) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	850,000	332,000	-	125,000	1,307,000
Tom S.Q. Yip	520,000	165,000	-	-	685,000
Joseph J. Ovsenek	550,000	223,000	-	-	773,000
George N. Paspalas	640,000	260,000	-	-	900,000
Kenneth C. McNaughton	400,000	132,000	-	-	532,000

1)	24 months’ base salary for all Named Executive Officers.
2)
Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years (estimated for George N. Paspalas and Tom S.Q. Yip as they joined us midway through 2007).

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, other than Robert A. Quartermain, is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  Robert A. Quartermain is entitled to a lump sum payment equal to $125,000 plus 36 months of (i) base salary, and (ii) the average annual bonus earned by him in the three immediately preceding years.  In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, a reduction of his base salary or relocation of his principal office outside of Vancouver, British Columbia.  Robert A. Quartermain and Joseph J. Ovsenek have the right to determine whether an incident has occurred that would constitute Good Reason.

Each Named Executive Officers is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2008.

Name	Base Salary(1) ($)	Bonus(2) ($)	Option-Based Awards(3) ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	1,275,000	498,000	2,234,500	125,000	4,132,500
Tom S.Q. Yip	520,000	165,000	238,500	-	923,500
Joseph J. Ovsenek	550,000	223,000	1,429,800	-	2,202,800
George N. Paspalas	640,000	260,000	954,000	-	1,854,000
Kenneth C. McNaughton	400,000	132,000	601,500	-	1,133,500

1)	36 months’ base salary for Robert A. Quartermain; 24 months’ base salary for all other Named Executive Officers.

2)
Three times the average annual bonus earned by Robert A. Quartermain in the three immediately preceding years.  Two times the average annual bonus earned by all other named Executive Officers in the three immediately preceding years (estimated for George N. Paspalas and Tom S.Q. Yip as they joined us midway through 2007).

3)
Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.

Director Compensation

2008 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert A. Quartermain our President and CEO, for the year ended December 31, 2008.

Name	Fees earned ($)	Share-based awards(4) ($)	Option-based awards(5) ($)	All other compensation ($)	Total ($)
A.E. Michael Anglin(1)	22,151	30,000	492,500	-	544,651
John R. Brodie, FCA	65,000	60,000	-	-	125,000
Richard C. Campbell, MBE(1)	24,164	30,000	492,500	-	546,664
R.E. Gordon Davis	60,000	60,000	-	-	120,000
David L. Johnston	55,000	60,000	-	-	115,000
Richard D. Paterson(1)	24,164	30,000	492,500	-	546,664
Peter W. Tomsett(2)	95,275	120,000	-	-	215,275
William Meyer(3)	27,500	30,000	-	-	57,500

(1)	A.E. Michael Anglin, Richard C. Campbell, MBE and Richard D. Paterson were appointed to our board of directors on August 7, 2008.
(2)	Peter W. Tomsett was appointed Chair of the board of directors on May 14, 2008.
(3)	William Meyer retired from our board of directors on August 7, 2008.
(4)	Our board of directors adopted a deferred share unit plan effective July 1, 2008.
(5)
Our Compensation Committee has authorized the one time grant of options to acquire our common shares to each director on appointment to the board of directors.  Each of A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson was awarded options to acquire 50,000 of our common shares on August 7, 2008.  Stock based compensation is valued using the Black-Scholes option pricing model with a grant price of $29.02/share.  These awards vest 50% on the date of grant and 50% on the second anniversary of the date of grant and have a five year term.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders.  With the adoption of the DSU plan, our directors will no longer receive option awards, other than a one-time grant on appointment to the board of directors at the discretion of our Compensation Committee.  Under our DSU plan, (a) directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the board of directors.  Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table provides a breakdown of fees earned by our directors, other than Robert A. Quartermain our President and CEO, for the year ended December 31, 2008.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)	Fees taken in DSUs ($)(1)	Fees Taken in Cash ($)
A.E. Michael Anglin	18,123	4,028	-	-	22,151	-	22,151
John R. Brodie, FCA	45,000	5,000	15,000	-	65,000	-	65,000
Richard C. Campbell, MBE	18,123	2,014	4,027	-	24,164	12,082	12,082
R.E. Gordon Davis	45,000	5,000	10,000	-	60,000	-	60,000
David L. Johnston	45,000	10,000		-	55,000	13,750-	41,250
Richard D. Paterson	18,123	2,014	4,027	-	24,164	24,164	-
Peter W. Tomsett	22,500	2,500	5,000	65,275	95,275	95,275	-
William Meyer	22,500	5,000	-	-	27,500	-	27,500

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.

For 2008, each of our directors received an annual director retainer of $45,000, each committee member, excluding the committee chair, received an annual retainer of $5,000, the Audit Committee chair received an annual retainer of $15,000 and the other committee chairs received an annual retainer of $10,000.  Retainer fees are paid pro rata on a quarterly basis.  A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson were appointed to the board of directors and committees of the board of directors on August 7, 2008.  As a result, each of them received the pro rata share of their respective annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee, as applicable, for the period August 7, 2008 through December 31, 2008.

Prior to May 14, 2008, Peter W. Tomsett was our lead director and received an annual lead director retainer fee of $10,000 in addition to the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.  On May 14, 2008, our board of directors appointed Mr. Tomsett the chair of our board of directors, with an annual board chair retainer fee of $110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.  Accordingly, Mr. Tomsett received the pro rata share of the annual board chair retainer fee for the period May 14, 2008 through December 31, 2008.  On August 7, 2008, Mr. Tomsett resigned his positions as compensation committee chair and audit committee member.

William Meyer retired from our board of directors and resigned from membership on the Compensation Committee and Corporate Governance and Nominating Committee on August 7, 2008.  During 2008 (prior to retiring), Mr. Meyer received the pro rata share of his annual director retainer fee and annual committee member retainer fees.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the board of directors when warranted in the circumstances.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert A. Quartermain our President and CEO (who receives no additional compensation for his service as a director), at December 31, 2008.  Our directors do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie, FCA	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012	18,000 - - -
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	20,000 30,000 30,000 50,000 14,000	14.47 16.73 21.30 35.34 36.14	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	99,600 81,600 - - -
David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	40,800 - - -
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012	- - -

1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Robert A. Quartermain our President and CEO (who receives no additional compensation for his services as a director), vested or earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	14,750(1)	N/A	N/A
John R. Brodie, FCA	479,100(2)	N/A	N/A
Richard C. Campbell, MBE	14,750(1)	N/A	N/A
R.E. Gordon Davis	-	N/A	N/A
David L. Johnston	-	N/A	N/A
Richard D. Paterson	14,750(1)	N/A	N/A
Peter W. Tomsett	-	N/A	N/A

1)
Our Compensation Committee has authorised the one time grant of options to acquire our common shares to each director on appointment to the board of directors.  Each of A.E. Michael Anglin, Richard C. Campbell, MBE and Richard D. Paterson was awarded options to acquire 50,000 of our common shares on August 7, 2008.  These awards vest 50% on the date of grant and 50% on the second anniversary of the date of grant and have a five year term.  Calculated based on the difference between the market price of our shares on the TSX on August 7, 2008 ($29.61) and the exercise price of the option.

2)
50% of 60,000 options granted on January 19, 2006 vested on January 19, 2008.  Calculated based on the difference between the market price of our shares on the TSX on January 18, 2008 ($34.70) and the exercise price of the option.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorised for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	5,016,250	$26.37	1,259,305
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,016,250	$26.37	1,259,305

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada.  At the Company’s annual general meeting held on May 14, 2008, the shareholders of the Company approved an amended and restated stock option plan that reserved 10% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of our common shares on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, seven of the eight members of the Board are independent.  The members who are independent are A.E. Michael Anglin, John R. Brodie, FCA, Richard C. Campbell, MBE, R.E. Gordon Davis, David L. Johnston, Richard D. Paterson and Peter W. Tomsett.  Robert A. Quartermain is not independent by virtue of the fact that he is an executive officer of the Company.  Accordingly, the majority of the directors are independent.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
John R. Brodie, FCA	Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Western Canadian Coal Corp.¸ Pacific Safety Products and Cross Lake Minerals Ltd.
R.E. Gordon Davis	Pacific Ridge Exploration Ltd. and Canplats Resources Corporation
David L. Johnston	Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.
Peter W. Tomsett	Equinox Minerals Limited and North American Energy Partners Inc.

Attendance of Directors at Board and Committee Meetings

The following tables set out the number of meetings held by the Board of Directors, independent directors and committees of the directors for the period commencing January 1, 2008 to and including December 31, 2008.

Summary of Board and Committee Meetings Held
Board of Directors	9
Independent Directors	5
Audit Committee	6
Compensation Committee	3
Corporate Governance and Nominating Committee	4
Safety and Sustainability Committee	1

Summary of Attendance of Directors at Meetings
Directors	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Corporate Governance and Nominating Committee Meetings	Safety and Sustainability Committee Meetings(5)
A.E. Michael Anglin	2(1)	2(1)	2(2)	-	-	1
John R. Brodie, FCA	8	5	6	3	-	-
Richard C. Campbell, MBE	3(1)	2(1)	-	-	-(4)	1
R.E. Gordon Davis	9	5	-	3	4	-
David L. Johnston	8	5	4(2)	-	2	1
William Meyer	6(1)	3(1)	-	2(3)	4(4)	-
Richard D. Paterson	3(1)	2(1)	2(2)	1(3)	-	-
Robert A. Quartermain	8	-	-	-	-	-
Peter W. Tomsett	9	5	4(2)	2(3)	-	-

(1)	On August 7, 2008, Mr. Meyer resigned from the Board of Directors and Messrs. Anglin, Campbell and Paterson were appointed to the Board of Directors.
(2)	On August 7, 2008, Messrs. Johnston and Tomsett resigned from the Audit Committee and Messrs. Anglin and Paterson were appointed in their stead.
(3)	On August 7, 2008, Messrs. Meyer and Tomsett resigned from the Compensation Committee and Mr. Paterson was appointed to the Compensation Committee.
(4)
On August 7, 2008, Mr. Meyer resigned from the Corporate Governance and Nominating Committee and Mr. Campbell was appointed in his stead.  No Corporate Governance and Nominating Committee meetings were scheduled between August 7, 2008 and December 31, 2008.

(5)	The Safety and Sustainability was formed on August 7, 2008.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.  Prior to mid-2008, new directors were also provided with an orientation binder that contained current and relevant information regarding the Company, the board and its committees, which was regularly updated.  Midway through 2008, the Company adopted a board portal to facilitate the provision of resources to the board.  The Corporate Governance and Nominating Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Corporate Governance and Nominating Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.  Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com.

Board Mandate

The mandate of our Board of Directors is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Silver Standard and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In supervising the management of our business and affairs, our Board of Directors, among other things, reviews and approves strategic plans prepared or updated by management on an annual basis and monitors annual programs in relation to strategic plans;

•	reviews and approves programs and budgets for each fiscal year and monitors progress of programs and budget against approved objectives;

•	monitors the integrity of our financial statements;

•	monitors our compliance with legal and regulatory requirements;

•	monitors and evaluates the performance of management, establishes compensation programs and succession planning and determines compensation of the CEO and senior management;

•	oversees management’s implementation of environmental, community and health and safety policies and programs;

•	assists management in identifying our principal business risks; and

•	ensures that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

Committees of the Board of Directors

In order to assist the Board of Directors in carrying out its mandate, the board of Directors has established four committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its functions in accordance with the Compensation Committee Charter;

3.	Corporate Governance and Nominating Committee, which carries out its functions in accordance with the Corporate Governance and Nominating Committee Charter; and

4.	Safety and Sustainability Committee, which carries out its functions in accordance with the Safety and Sustainability Committee Charter.

Their mandates and memberships are outlined below.  All committee charters are posted on our website www.silverstandard.com.

Audit Committee

The Audit Committee, comprised of John R. Brodie, FCA, Chair, A.E. Michael Anglin and Richard D. Paterson, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of “whistle-blower” and related procedures.  Each member of the Audit Committee is an independent director.

Compensation Committee

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie, FCA and R.E. Gordon Davis, has the responsibility for determining executive and management direct remuneration and stock options.  The President and CEO’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the President and CEO for approval by the Board of Directors.  The compensation of the President and CEO consists of a base salary, short term incentive (bonus) and long-term incentive (stock options) determined on the basis described under Executive Compensation.  The President and CEO’s compensation for 2008 was based on the Company achieving a number of milestones.  These performance measures were given equal weighting in determining the President and CEO’s compensation.

The Compensation Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.

Report on Executive Compensation submitted by the Compensation Committee.

Richard D. Paterson, Chair

John R. Brodie, FCA

R.E. Gordon Davis

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of R.E. Gordon Davis, Chair, Richard C. Campbell, MBE and David L. Johnston.  The Committee is responsible for: assisting the Board of Directors by reviewing the corporate governance policies and procedures of the Company; identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; in the event of any vacancy on the Board, by identifying individuals qualified to become Board members; and recommending to the Board qualified individuals to fill any such vacancy and recommending to the Board director nominees for each Board committee.  Each member of the Corporate Governance and Nominating Committee is an independent director.

Safety and Sustainability Committee

The Safety and Sustainability Committee is comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and David L. Johnston.  The Committee is responsible for, among other things, monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices.  Each member of the Safety and Sustainability Committee is an independent director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and governance issues that arise during the course of 2008.  The following table describes the Company’s corporate governance practices in relation to the corporate governance disclosure requirements mandated under National Instrument 58-101 of the Canadian Securities Administrators.

	Corporate Governance Disclosure Requirement	Comments
1.	Board of Directors
	(a) Disclose the identity of directors who are independent.	The independent directors of the Company are: A.E. Michael Anglin, John R. Brodie, FCA, Richard C. Paterson, R.E. Gordon Davis, David L. Johnston, Richard D. Paterson and Peter W. Tomsett.
	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Robert A. Quartermain is not independent as he is the President and CEO of the Company and, consequently, an employee.

(c)  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
A majority of the directors of the Company are independent (seven out of eight).

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directorships of the directors of the Company are set out in this Information Circular in the table under the heading Election of Directors.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  The number of these meetings held and attendance of the independent directors is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

(f)     Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Tomsett, an independent director, was appointed Non-Executive Chairman on May 14, 2008.  The Chairman acts as chair of board meetings, meetings of the independent members of the board and acts as the liaison between management and the board and attends all committee meeting ex officio.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance of each director for all board and committee meetings for the past year is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

2.	Board Mandate
	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of our board is included under the section entitled “Corporate Governance Disclosure”.
3.	Position Descriptions

(a)     Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has not developed written position descriptions for the chair and the chair of each board committee.  The board requires that each chair, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees are carried out.  Position descriptions are planned for development in 2009.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and CEO have not developed a written position description for the CEO.  The board has delegated to the Compensation Committee to review and approve the corporate objectives that the CEO is responsible for meeting.  The committee assesses the CEO’s performance against these objectives.  Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

4.	Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The board provides ad hoc orientation for new directors.  All directors have access to a board portal where Company information is continually posted.  The board and its committees also arrange meetings with management to provide a review of the nature and operations of the Company.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.  All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2008, management held information sessions for new and existing directors, and the board held strategic planning meetings with management.  A board portal also has been set up to facilitate the provision of resources to the board.  During 2007, the Board visited our Pirquitas and Pitarrilla projects.  Further site visits for the Board are being planned for 2009.

5.	Ethical Business Conduct
	(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The board has adopted a written code of conduct for the directors, officers and employees of the Company.
	(i) disclose how a person or company may obtain a copy of the code;	The Code of Conduct can be viewed on the Company’s web site www.silverstandard.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy.

   (iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been filed since January 1, 2008, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a director or executive officer is interested in any transaction or agreement before the board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The board advocates a high standard integrity for all its members and the Company.  In addition, all directors, officers and employees are required to acknowledge having read and understood the Company’s Code of Conduct and Whistle Blower Policy annually.

6.	Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the board.  This committee is also responsible for identifying required competencies and characteristics of potential directors.

(b)     Disclose whether or not the board has a corporate governance and nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
All members of the Corporate Governance and Nominating Committee are independent.
(c) If the board has a corporate governance and nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.

7.	Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Compensation Committee reviews directors’ compensation annually and makes recommendations to the board.  In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies.  The Compensation Committee monitors, and makes recommendations to the board in respect of, the performance of senior management and approves their compensation.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The board has a Compensation Committee each of the members of which is an independent director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Compensation Committee has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Compensation Committee retained Towers Perrin in March 2008 to advise on the preparation of a compensation program for the Company.
8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and corporate governance and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, the board has established a Safety and Sustainability Committee.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the board, committees and individual directors.  The board assesses performance based on attendance, relevant expertise and contributions to, and participation in, meetings of the board and committees.

- 18-21 -

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Silver Standard Resources Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company’s financial statements and MD&A by contacting John J. Kim at 604-689-3846.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorised, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

"Robert A. Quartermain" ________________________________ Robert A. Quartermain, President and CEO